ProLogis
4545 Airport Way
Denver, CO 80239
August 21, 2009
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis
Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 001-12846
Dear Mr. Gordon:
We are writing as a follow up to our conversation on August 4, 2009 that we had with you, Eric McPhee, Craig Olinger, Louise Dorsey and Linda Van Dorn. During that call, you asked that we further clarify how management uses ProLogis’s FFO measures. Attached is a revised draft of the text under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations” reflecting changes we propose to make in future filings in response to the comments raised by staff. We believe that our proposed disclosure meets all of the requirements of Item 10(e) of Regulation S-K and Question 8 of the FAQ for use of a non-GAAP financial measure in a filing made with the Securities and Exchange Commission.
Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.
Sincerely,

/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

1

Funds from Operations
FFO is a non-GAAP measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings. Although NAREIT has published a definition of FFO, modifications to the NAREIT calculation of FFO are common among REITs, as companies seek to provide financial measures that meaningfully reflect their business. FFO, as we define it, is presented as a supplemental financial measure. We do not use FFO as, nor should it be considered to be, an alternative to net earnings computed under GAAP as an indicator of our operating performance or as an alternative to cash from operating activities computed under GAAP as an indicator of our ability to fund our cash needs.
FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We believe net earnings computed under GAAP remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net earnings computed under GAAP. Further, we believe our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and our operating performance.
NAREIT’s FFO measure adjusts net earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales of previously depreciated properties. We agree that these two NAREIT adjustments are useful to investors for the following reasons:
(a)	historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on FFO “since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” Consequently, NAREIT’s definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(b)	REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in NAREIT’s definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT’s activity and assists in comparing those operating results between periods. We include the gains and losses from dispositions of land, development properties and properties acquired in our CDFS business segment, as well as our proportionate share of the gains and losses from dispositions recognized by the property funds, in our definition of FFO.
At the same time that NAREIT created and defined its FFO concept for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe financial analysts, potential investors and shareholders who review our operating results are best served by a defined FFO measure that includes other adjustments to net earnings computed under GAAP in addition to those included in the NAREIT defined measure of FFO.

Our FFO, including significant non-cash items, excludes the following items from net earnings computed under GAAP that are not excluded in the NAREIT defined FFO measure:
(i)	deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

(ii)	current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in GAAP earnings that is excluded from our defined FFO measure;

(iii)	certain foreign currency exchange gains and losses resulting from certain debt transactions between us and our foreign consolidated subsidiaries and our foreign unconsolidated investees;

(iv)	foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third party debt of our foreign consolidated subsidiaries and our foreign unconsolidated investees; and

(v)	mark-to-market adjustments associated with derivative financial instruments utilized to manage foreign currency and interest rate risks.

We calculate FFO, including significant non-cash items, for our unconsolidated investees on the same basis as we calculate our FFO, including significant non-cash items.

In calculating our FFO, including significant non-cash items, the items described above that we exclude from net earnings computed under GAAP, while not infrequent or unusual, are subject to significant fluctuations from period to period that cause both positive and negative effects on our results of operations, in inconsistent and unpredictable directions.

Since we began to experience the effects of the global economic crises in the fourth quarter of 2008, we began to use FFO excluding significant non-cash items to evaluate our operating performance. In order to derive FFO excluding significant non-cash items, we exclude certain charges or gains, in addition to the exclusions described above. We exclude the items that we believe are driven by macro-economic factors relating to the current global economy, rather than specific company performance, including impairment charges and gains from the early extinguishment of debt. Although these items have had a material impact on our operations, we have removed the effects of these significant non-cash items to allow us to better understand the core operating performance of our company during this time. We expect that as the financial markets stabilize, the potential for impairment charges and gains from the early extinguishment of debt will dissipate and, to the extent we still recognize similar types of items after the markets stabilize, they will not have a material impact on our results.

We make the adjustments to net earnings computed under GAAP in calculating our FFO measures because the economics underlying the adjustment items are not the primary drivers in our management’s decision-making processes and capital investment decisions. Period to period fluctuations in these items can be driven by accounting for short-term factors that are not relevant to our long-term investment decisions and long-term capital structures. As we are a long-term holder and operator of real estate, certain of the macro-economic factors that have impacted our current results, such as the current fair value of real estate and debt, have limited impact on how we view the underlying dynamics and performance of our real estate properties. More specifically, we use FFO, including by segment and region, to: (i) evaluate our performance and the performance of our properties in comparison to expected results and previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our management; (iii) budget and forecast future results to assist in the allocation of resources; (iv) assess our performance as compared to similar real estate companies and the industry in general; and (v) evaluate how a potential investment will impact our future results. We believe investors are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.

While we believe our defined FFO measures are important supplemental measures, neither NAREIT’s nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Some of these limitations are:
•	The current income tax expenses that are excluded from our defined FFO measures represent the taxes that are payable.

•	Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Further, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of industrial properties are not reflected in FFO.

•	Gains or losses from property dispositions represent changes in the value of the disposed properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

•	The deferred income tax benefits and expenses that are excluded from our defined FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our defined FFO measures do not currently reflect any income or expense that may result from such settlement.

•	The foreign currency exchange gains and losses that are excluded from our defined FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

•	The non-cash impairment charges that we exclude from our FFO, excluding significant non-cash items, measure may be realized in the future upon the ultimate disposition of the related real estate properties or other assets.
•	The gains on extinguishment of debt that we exclude from our FFO, excluding significant non-cash items, measure provides a benefit to us as we are settling our debt at less than our future obligation.
We compensate for these limitations by using the FFO measures only in conjunction with net earnings computed under GAAP. To further compensate, we reconcile our defined FFO measures to net earnings computed under GAAP in our financial reports. Additionally, we provide investors with (i) our complete financial statements prepared under GAAP; (ii) our definition of FFO, which includes a discussion of the limitations of using our non-GAAP measure; and (iii) a reconciliation of our GAAP measure (net earnings) to our non-GAAP measure (FFO, as we define it), so that investors can appropriately incorporate this measure and its limitations into their analyses.
FFO, including significant non-cash items, attributable to common shares as defined by us was $180.9 million, $1,227.0 million and $945.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. FFO, excluding significant non-cash items, attributable to common shares as defined by us was $991.9 million, $1,227.0 million and $945.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. The reconciliations of net earnings attributable to common shares computed under GAAP to both FFO, including significant non-cash items, attributable to common shares and FFO, excluding significant non-cash items, attributable to common shares as defined by us are as follows for the periods indicated (in thousands):

	Years Ended December 31,
	2008	2007	2006
FFO:
Reconciliation of net earnings to FFO:
Net earnings attributable to common shares	$(432,196)	$1,048,917	$848,951
Add (deduct) NAREIT defined adjustments:
Real estate related depreciation and amortization	323,159	291,531	273,980
Adjustments to gains on CDFS dispositions for depreciation	(2,866)	(6,196)	466
Gains recognized on dispositions of certain non-CDFS business assets	(11,620)	(146,667)	(81,470)
Reconciling items attributable to discontinued operations:
Gains recognized on dispositions of non-CDFS business assets	(9,718)	(52,776)	(103,729)
Real estate related depreciation and amortization	11,485	9,454	15,036

Total discontinued operations	1,767	(43,322)	(88,693)
Our share of reconciling items from unconsolidated investees:
Real estate related depreciation and amortization	155,067	99,026	68,151
Gains on dispositions of non-CDFS business assets	(492)	(35,672)	(7,124)
Other amortization items	(15,840)	(8,731)	(16,000)

Total unconsolidated investees	138,735	54,623	45,027

Total NAREIT defined adjustments	449,175	149,969	149,310

Subtotal — NAREIT defined FFO	16,979	1,198,886	998,261
Add (deduct) our defined adjustments:
Foreign currency exchange losses (gains), net	144,364	16,384	(19,555)
Current income tax expense	9,656	3,038	23,191
Deferred income tax expense (benefit)	4,073	550	(53,722)
Our share of reconciling items from unconsolidated investees:
Foreign currency exchange losses (gains), net	2,331	1,823	(45)
Unrealized losses on derivative contracts, net	23,005	—	—
Deferred income tax expense (benefit)	(19,538)	6,327	(2,982)

Total unconsolidated investees	5,798	8,150	(3,027)

Total our defined adjustments	163,891	28,122	(53,113)

FFO, including significant non-cash items, attributable to common shares, as defined by us	180,870	1,227,008	945,148
Impairment of goodwill and other assets	320,636	—	—
Impairment related to assets held for sale — China operations	198,236	—	—
Impairment of real estate properties	274,705	—	—
Our share of the loss/impairment recorded by PEPR	108,195	—	—
Gain on early extinguishment of debt	(90,719)	—	—

FFO, excluding significant non-cash items, attributable to common shares, as defined by us	$991,923	$1,227,008	$945,148